News Release

BROOKFIELD PROPERTY PARTNERS

COMPLETES ANNUAL FILINGS

Hamilton, Bermuda, May 1, 2013 – Brookfield Property Partners L.P. (NYSE: BPY, TSX: BPY.UN) today announced that it has filed its 2012 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2012, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldpropertypartners.com and a hard copy will be provided to unitholders free of charge upon request.

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Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 19,800 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com